Exhibit 99.1

                           TOWER SEMICONDUCTOR DEBUTS
                    IN-HOUSE 0.18- AND 0.13-MICRON LIBRARIES

                   Standard Cells, I/Os and Memory Compilers,
                          Based on Synopsys Technology


MIGDAL HAEMEK, ISRAEL, April 13, 2005 -- Tower Semiconductor Ltd. (NASDAQ: TSEM;
TASE: TSEM), a pure-play independent specialty foundry, today announced the introduction of its in-house set of 0.18 and 0.13-micron design libraries.

Tower Semiconductor's standard cells, I/Os and memory compilers, for use in complex system-on-chip (SoC) designs, are based on Synopsys' library technology, and are available to Tower customers at no charge.

Tower's 0.13-micron libraries will augment the existing 0.18-micron libraries, which were proven on silicon and have been used in multiple high-volume customer designs. Tower libraries include a comprehensive set of views for leading EDA tools.

"In line with our specialized foundry strategy, Tower customers can now enjoy flexible, in-house customization to meet specific customer and technology segment needs," said Rafi Nave, vice president of customer services, Tower Semiconductor. "Our customers can now benefit from high-quality, low-risk solutions, resulting in faster time-to-market and faster time-to-production in the most affordable way."

The high-performance, high-density library is handcrafted to Tower Semiconductor's process helping ensure tight compliance with its design rules. The standard cells have been optimized for high place-and-route density. A wide range of I/Os with over-voltage input tolerance, noise-quieting circuitry and ESD protection are available in both in-line and staggered configuration. Memory compilers for ROM, high-density SRAM and dual-port RAM provide high performance, high density and configuration flexibility.


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The addition of Tower's 0.18- and 0.13-micron libraries to other libraries from
ARM (formerly Artisan Components) (LSE:ARM; NASDAQ:ARMHY) and Virage Logic (NASDAQ:VIRL) provides Tower customers with a broad choice of IP solutions to meet their unique requirements. For more information about the Tower libraries, visit www.towersemi.com.

ABOUT TOWER SEMICONDUCTOR LTD.

Tower Semiconductor Ltd. is a pure-play independent specialty foundry established in 1993. The company manufactures integrated circuits with geometries ranging from 1.0 to 0.13 microns; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35 microns and can produce up to 16,000 150mm wafers per month. Fab 2 offers 0.18-micron and below standard and specialized process technologies, and has a current capacity of up to 15,000 200mm wafers per month. The Tower Web site is located at www.towersemi.com.


SAFE HARBOR

THIS PRESS RELEASE INCLUDES FORWARD-LOOKING STATEMENTS, WHICH ARE SUBJECT TO RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY VARY FROM THOSE PROJECTED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. POTENTIAL RISKS AND UNCERTAINTIES INCLUDE, WITHOUT LIMITATION, RISKS AND UNCERTAINTIES ASSOCIATED WITH: (I) THE SUCCESSFUL COMPLETION OF THE 0.13-MICRON PROCESS TECHNOLOGY TRANSFER (II) MARKET DEMAND FOR
0.18 AND 0.13-MICRON TECHNOLOGY MANUFACTURING SERVICES; (III) FINAL QUALIFICATION OF THE 0.13 MICRON PROCESS (IV) TIMELY AND SUCCESSFUL VALIDATION OF 0.13-MICRON IP OFFERING. A COMPLETE DISCUSSION OF RISKS AND UNCERTAINTIES THAT MAY AFFECT THE ACCURACY OF FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PRESS RELEASE OR WHICH MAY OTHERWISE AFFECT OUR BUSINESS IS INCLUDED UNDER THE HEADING "RISK FACTORS" IN OUR MOST RECENT ANNUAL REPORT ON FORMS 20-F AND 6-K, AS WERE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE ISRAEL SECURITIES AUTHORITY.

CONTACTS:

Pacifico Inc.
PR Agency Contact
Mary Curtis, +1 408 293 8600
mcurtis@pacifico.com

Tower Semiconductor USA:
Michael Axelrod, +1 408 330 6871
pr@towersemi.com


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